Todd Zion, Ph.D President & CEO, Chairman of the Board akstonbio.com | Owen, Age 4 BIOTECH BUILT FOR PETS Filed Pursuant to Rule 433 Registration Statement No. 333-290778 Issuer Free Writing Prospectus dated May 4, 2026 Relating to the Preliminary Prospectus dated May 4, 2026

Disclaimer Akston Biosciences Corporation (“Akston," the "Company," "we," "us," or "our") has filed a registration statement (File No. 333-290778), including a preliminary prospectus, with the Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates. This registration statement has not been declared effective. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about Akston and the offering to which this presentation relates. You may obtain these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus may be obtained from ThinkEquity LLC, Attention: Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, or by telephone at (877) 436-3673. This presentation and any accompanying oral presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially” “predict,” “should,” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: our ability to identify, develop, and commercialize current and future product candidates based on our proprietary technology platform; the initiation, timing, progress, and results of our research and development programs, laboratory studies and clinical trials; the translation of endpoints in our current and planned clinical trials to future pivotal trials; our ability to replicate positive results from earlier laboratory studies, laboratory animal pharmacokinetic and/or safety studies, pilot efficacy studies, or clinical trials conducted by us or third parties in current or future studies; our ability to demonstrate that our current and future product candidates are safe and effective for their proposed indications; the implementation of our business model and strategic plans for our business, programs, future product candidates and proprietary technology platform; our ability to advance any product candidates through applicable regulatory approval processes; our ability to comply with our obligations under our intellectual property licenses and option agreements to intellectual property licenses with third parties; our ability to maintain, expand and protect our intellectual property portfolio; general economic, industry, and market conditions, including interest rate fluctuations and inflation; our ability to obtain additional cash and the sufficiency of our existing cash, cash equivalents, and short-term investments to fund our future operating expenses and capital expenditure requirements; and the accuracy of our estimates regarding expenses, future revenue, capital requirements, and needs for additional financing. These risks are not exhaustive. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys and other data obtained from third party sources and our own internal estimates and research. While we believe these third party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Tradenames, trademarks and service marks of other companies appearing in this presentation are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames. This presentation discusses product candidates that are investigational only and have not yet been approved for marketing by the U.S. Department of Agriculture or the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the use for which such product candidates are being studied. 2

Free Writing Prospectus This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. 3

Issuer Akston Biosciences Corporation Ticker / Exchange AXTN / NYSE American Shares Offered 2,222,222 Shares of Common Stock (100% Primary) Price Range $8.00 - $10.00 per share Expected Offering Size Approximately $20,000,000 Use of Proceeds The Company currently intends to use the net proceeds it receives from this offering i. to complete renovation, build-out, and equipment installation at our new USDA manufacturing facility; ii. to manufacture and release pre-license serial batches of AKS-701d at our new USDA manufacturing facility; iii. to initiate a pivotal safety and efficacy study in dogs with bladder cancer to support conditional approval of AKS-701d; iv. to initiate AKS-548d cell line development; v. to conduct pilot field efficacy studies in dogs with cancer, dermatitis, and pain using AKS-619d, AKS-699, and AKS-548d; vi. to complete pilot field studies in cats with obesity using AKS-562c and pursue potential licensing and acquisition opportunities; and vii. for general corporate purposes, including additional development efforts, working capital and operating expenses. Sole Book-Running Manager ThinkEquity Overview of the Offering 4

The Biotech Pets Deserve Large and growing market in companion animal health Less costly and fewer regulatory phases than human health Clinical-stage product candidates in cancer, obesity, allergy, and pain R&D, manufacturing, regulatory, and IP in place Feline obesity program positioned for readout and potential partnership in 2026 First commercial sales in dog cancer expected to begin in 2027 Follow-on revenue streams in potential billion dollar markets 5 Inspired by Companionship - Driven by Science - Biotech Built For Pets

6 Developed a platform of Fc-fusion proteins for human and animal health. Built a cGMP biologics manufacturing facility for our novel Fc-fusion proteins. Advanced novel long-acting insulins and licensed animal versions to Dechra. Monetized our veterinary insulins and out-licensed our human programs in full pivot to pet health, targeting: Originated from SmartCells’ clinical glucose-regulated insulin, acquired by Merck in a $500M landmark preclinical deal. CANCER | OBESITY | ALLERGY | CHRONIC PAIN Decades of expertise in human health now dedicated to pets The Legacy of a $500M Exit Sparky, age 9 Bella, age 4

Our Pets Are Family They deserve the best that medicine can provide 7 Agree that having a pet improves their mental health 95% on a daily basis 51% of pet owners say their pet is “as much a part of their family as a human member.” Would be willing to trade years of their own life to 56% extend their pet’s of pet owners reported spending the same amount 45% on their pet’s health as their own personal healthcare Chewy poll (2021), LendEDU survey (2023), Pew Research Center (2023) $152B Spent on U.S Pets in 2024 - APPA

Animal Health: The Smarter Path to Biotech Success

	BioPharma	VetPharma	
Average Development Cost	$2.6 Billion	< $30 Million	Fewer clinical phases, smaller cohorts
Time to Market	10-15 Years	< 5 Years	Streamlined regulatory process

Direct Target-Species Testing

- Reduces cost
- Accelerates timelines
- Builds early confidence

THE VETERINARY BIOLOGICS EDGE

Simple, Defensible Distribution

Veterinarians are prescriber and dispenser

Brand Pricing Power

No mandatory generic substitution
No precedent for generic biologics

Vets and Pet Owners Decide

Minimal insurance adoption and influence
Rx not included in insurance policies

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cGMP and USDA assay development and validation Assay development and validation for pivotal studies Early-stage discovery Product candidate screening Proof-of-concept studies Purdue and Cornell $50M+ $20M+ 36K 57 Equity Financing Commercial Revenue Sq. Ft. for R&D & Admin Employees Process Development through Commercial Manufacturing 200L-1,000L bioreactor trains LEVERAGING EXISTING INFRASTRUCTURE AND CAPABILITIES FROM CONCEPT THROUGH COMMERCIALIZATION 9 30K Sq. Ft. of Mfg. for 31K Sq. Ft. of Mfg. for Discovery. Development. Delivery.

The Rise of Biotech Blockbusters in Pet Health

Driven by animal-specific monoclonal antibodies (mAbs)

~$1.7B global sales projected in 2025

Solensia™ Librela® Bedinvetmab

Anti Nerve Growth Factor (NGF)
to treat Osteoarthritis (OA) Pain


Anti NGF mAb
X
NGF
TARGET
CELL

CYTOPOINT

Anti Interleukin-31 (IL-31)
to treat Canine Atopic Dermatitis (CAD)


Anti IL-31 mAb
X
IL-31
TARGET
CELL

GILVETMAB

Anti Programmed Death-1 (PD-1)
to treat Canine Mast Cell Tumors and Melanoma


Anti PD-1 mAb
CYTOTOXIC
"KILLER" T CELL
PD-1
PD-1
X
PD-L1
PD-L1
CANCER
CELLS

Images, diagrams, and graphics presented here are illustrative in nature and have been simplified for explanatory purposes only. They are intended to facilitate understanding of the underlying scientific and technical concepts described in the Form S-1 Registration Statement and should not be relied upon as precise representations of underlying mechanisms, structures, or processes.

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Ambifect uses the pet’s immune system to produce antibodies TARGET PROTEIN BLOCKED AMBIFECT PRODUCT 1 11 THE SOLUTION T HELPER CELL B CELL IMMUNE CELL PRESENTATION TARGET CELL A very low dose is capable of inducing a powerful and sustained antibody response Immune response scales with size - the same dose is capable of working for all body weights Long-duration of self-made antibodies is expected to result in fewer doses, more convenience CREATE PATIENT’S OWN “ANTIBODY FACTORY” Monoclonal antibodies are expensive to develop and difficult to deliver. Target protein Linker Fc region Target specific antibodies

Gross Margin can be Truly Disruptive 12 Monoclonal Antibody Price 20% at half current market price $500M in capital $2,500M in max revenue Gross Margin Ambifect Price 96% at half current market price $5M in capital $2,500M in max revenue higher gross margins fewer injections/year at lower prices greater max revenue per $ in CapEx* 100x 5x 6x *Assumption - Each 1,000L bioreactor train requires $5 million in capital investment. Assumed production yields per train: 2 kg of Ambifect | 6 kg of mAb Assumed pricing: Ambifect: $250/dog/year | mAb: $500/dog/year Assumed dosing/dog: Ambifect: 0.1 mg/dose, 2 doses/year → 0.2 mg/year | mAb: 10 mg/dose, 12 doses/year → 120 mg/year

GILVETMAB (Conditional) Treat disease in animals primarily through an immune process Site license and production outline required Must be “separate and apart” All steps to final labeled vials in one facility Manufacturer holds product license Product Mechanism Manufacturing Primary mechanisms are not immunological or are undefined cGMPs/validation for commercial batches Shared use facilities allowed with controls Production and vialing may be outsourced Sponsor holds product license Conditional Pathway for Abbreviated Efficacy Studies MUMS (Minor Use, Minor Species) Major species — only with: i) unmet need, and ii) complex clinical effectiveness study Communications Frequent informal communications welcomed Shorter formal response turnaround times Formal communications preferred Generally longer response times Commercial products Emergencies No approved product yet on the market Pathway currently available for all cancer biologics The Two US Regulators for Veterinary Biologics 13

First Applications in Canine Cancer

Near-term Opportunity

Canine urothelial carcinoma
(bladder cancer)

- Est. 19K-40K dogs treated/year
- < 12-month survival even w/ treatment
- PD-L1 target supported by caninized mouse data and early clinical efficacy in dogs.
- USDA Eligible for USDA conditional approval


AKS-701d

ANTIBODY
(Optioned from Purdue University)

- Start with a mAb to establish the PD-L1 market and license our new USDA manufacturing facility
- Purdue trial (34 dogs thus far): favorable safety, partial remissions/stable disease
- Pivotal safety and efficacy study planned for 2026-2027
- Planning for conditional USDA approval in late 2027

TARGETING $2,500 PER TREATMENT WHOLESALE


AKS-619d

ambifect®

- Follow-up with AKS-619d Ambifect®
- <4 IM injections vs. 10+ IV infusions
- Accessible and affordable to the general practitioner
- Purdue trials in canine solid tumors already underway
- Lower doses fuel expanded indications without additional CapEx

TARGETING 600K DOGS PER YEAR WITH EXPANDED INDICATIONS AT $1,000 PER TREATMENT WHOLESALE

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Expand into Larger Markets


AKS-699

ambifect — USDA

Atopic Dermatitis (CAD)

~7.5M dogs affected annually in the U.S.
~$500M market

Chronic skin inflammation & severe itch
→ Drives recurrent infections

Validated Target: IL-31
→ Current standard: monthly CYTOPOINT

Our Advantages
→ Targeting 1-2 doses per year after induction period
→ Lower treatment cost

Proof-of-concept & Regulatory Pathway
→ Strong efficacy in IL-31 dog model
→ USDA pathway confirmed
→ Initially eligible for conditional licensure consideration


AKS-548d

ambifect — FDA

Osteoarthritis (OA) Chronic Pain

~11-15M dogs affected annually in the U.S.
~$1B market

OA inflammation & nerve sensitivity
→ Leads to chronic pain and reduced mobility

Validated Target: NGF
→ Current standard: monthly Librela

Our Advantages
→ Targeting 2 doses per year after induction period
→ Lower treatment cost

Proof-of-concept & Regulatory Pathway
→ Early promising results in dogs with OA
→ FDA pathway recently confirmed

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Monetizing Targeted Precision Proteins

Built on the same Fc-fusion technology behind Ambifect®


Confidential


Confidential

FDA

Canine Diabetes

Feline Diabetes

Mechanism: Insulin Fc-Fusion

Status: Partnered to Dechra (2019), Acquired by Dechra (2024)

Once Weekly Diabetes Treatment

RECEIVED UPFRONT CASH, TECH TRANSFER, AND NEAR-TERM MILESTONES ($3M IN POTENTIAL MILESTONES REMAINING)

ALREADY ACQUIRED IN 2024 BY Dechra


AKS-562c

FDA

Feline Obesity

~45M cats annually in the U.S.
No Approved Treatments Yet

Mechanism: GLP-1

Status: Client-Owned Cat Studies

Once Weekly Obesity Teatment

TARGETING 2M CATS AT $500 PER YEAR WHOLESALE

GLP-1 PROGRAM POSITIONED FOR 2026 LICENSING OR ACQUISITION, REFLECTING STRONG COMMERCIAL-SCALE POTENTIAL.

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Consolidated Pipeline and Projected Timelines

SPECIES	CANDIDATE	MECHANISM	LABORATORY	TARGET ANIMAL	TARGET DISEASE	REGULATORY	ANTICIPATED MARKET
	Confidential Diabetes	Insulin			Acquired		
	Confidential Diabetes	Insulin			Acquired		
	AKS-562c Obesity	GLP-1					**2026** Acquisition/License
	AKS-701d Bladder Cancer	Anti PD-L1 mAb					**2027** Conditional USDA
	AKS-619d Bladder Cancer and Expanded Indications	Anti PD-L1 Ambifect®					**2029** Conditional USDA
	AKS-699 Atopic Dermatitis	Anti IL-31 Ambifect®					**2030** Conditional USDA
	AKS-548d OA Chronic Pain	Anti NGF Ambifect®					**2032** FDA Full Approval

Targeted Precision Protein · Ambifect® Immuno-Enhancing Protein · Monoclonal Antibody

Our companion animal product candidates are in development and not approved by any regulatory authority. References in this graphic should not be taken assurances of successful development, regulatory approval, or future availability. Veterinary therapeutic R&D involves significant risks, including the successful completion of clinical trials, extensive testing, and regulatory approval. This information is provided for illustrative purposes only, and investors should not place undue reliance on it.

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Sales, Marketing, & Distribution Strategy

Lead Strategy: Focused Oncology Entry



Science-Led Market Education

Educate through scientific content, continuing education, and KOL and practice engagement via conferences and digital/in-clinic tools.



Specialized Sales+Distribution Infrastructure

Hybrid sales model targeting ~600 veterinary oncologists, supported by distributor partnerships aligned with USDA Conditional Approval requirements.



Built for the GP Workflow

Align biannual Ambifect® dosing with biannual wellness visits at the GP through targeted education, stocking programs, and distributor-led training

Scaling via Partnerships: Revenue Sharing in Dermatitis & Chronic Pain

- Focus on the U.S. market while partners pursue international opportunities
- Leverage partners' established sales, marketing & distribution capabilities in global markets
- Receive cash payments for product development and supply
- Share in revenue from successful commercialization

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BEST-IN-CLASS INTELLECTUAL PROPERTY TEAM GRANTED 22 ALLOWED 1 ACTIVE PATENTS AND APPLICATIONS 45 TOTAL NUMBER OF FAMILIES 7 GRANTED 1 ALLOWED 1 ACTIVE PATENTS AND APPLICATIONS 25 TOTAL NUMBER OF FAMILIES 21 Extensive Patent Portfolio ǀ Worldwide Protection GRANTED 31 ALLOWED 1 ACTIVE PATENTS AND APPLICATIONS 62 TOTAL NUMBER OF FAMILIES 7 IN-LICENSED HUMANS PETS AKSTON-OWNED AKSTON-OWNED 19 GRANTED 0 ALLOWED 0 ACTIVE PATENTS AND APPLICATIONS 14 TOTAL NUMBER OF FAMILIES 1 IN-LICENSE OPTION OUT-LICENSED PROGRAMS

Non-Equity Financing Streams Human Legacy Asset Licenses Contract Development and Manufacturing (CDMO) Services 20 Beyond Targeted Precision Protein Deals Royalties Sublicense revenue share Select Ambifect assets for treating human diseases ® cGMP development and manufacturing assets for budget-conscious human and vet pharmas Cost-plus model Potential for upside sharing A MULTI-LANE STRATEGY FOR VALUE CREATION

Successful Venture Creation and Industry Experience



Todd Zion, Ph.D
President & CEO
Former CEO, SmartCells,
M.I.T. Ph.D. ChemE
Akston BoD Chairman



Tom Lancaster, Ph.D
Chief Scientific Officer
Former VP R&D, SmartCells
M.I.T. Ph.D. ChemE
Akston BoD



Linda Rhodes, VMD, Ph.D
Akston BoD
Former CEO & CSO,
Aratana Therapeutics



Ed Cannon, Ph.D
Akston BoD
Founder, President and
CEO of NovAb, Inc.



Robyn Davis
Akston BoD
Director at Azenta Life
Sciences (AZTA)



Rahul Bhansali
Akston BoD
Cofounder, Managing
Partner of Formation
Venture Engineering



Michael Hall
Akston BoD
Founder and CEO of
Shady Grove Road
Investments, LLC (SGR),



Thillainaygam Sathiyaseelan, Ph.D.
Vice President, Quality
and Regulatory Affairs



Kristina Kalevas Camp, DVM, PhD
Director of Regulatory
Affairs – Biologics



Antonella Borgatti, DVM, MS, DACVIM (Oncology), DECVIM-CA
Director of Clinical
Development – Biologics



David Brake, Ph.D
BioQuest Associates
USDA CVB Regulatory
Consultant



Dan Coyle
Former Compliance
Section Leader for
USDA, APHIS, VS, CVB



Bonnie Coyle
Former Section
Leader for USDA,
APHIS, VS, CVB



Diane Larsen, DVM, Ph.D
Clinical and Regulatory
Former Head of Clinical
Operations, BIAH

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(in thousands) Year Ended December 31, 2025 Year Ended December 31, 2024 Net Revenue $169 $16,485 Cost of Revenue 1,908 13,446 Gross Profit (1,739) 3,039 Selling, General, and Administrative 9,301 11,305 Research & Development 12,147 6,577 Total Operating Expenses 21,448 17,882 Loss from Operations (23,187) (14,843) Total Other Income (Expense), Net (5,536) 18,756 Provision for Income Tax 105 (105) Net Income (Loss) ($28,618) $3,808 Statement of Operations 22

Capitalization Table Pro-Forma Pre-Offering¹ Common Stock 10,063,697 Options (WAEP: $9.10) 525,657 Warrants (WAEP: $12.35)² 58,353 Fully Diluted Shares Outstanding 10,647,707 Consolidated Balance Sheet (in thousands) Cash and Cash Equivalents $8,192 Total Assets $21,410 Total Liabilities $14,976 Total Stockholders’ Equity (Deficit) $6,435 Capitalization Table & Balance Sheet 23 1.The pro forma capitalization table and consolidated balance sheet data give effect to (i) the automatic conversion of all shares of our convertible preferred stock outstanding as of December 31, 2025 into an aggregate of 3,812,109 shares of common stock, (ii) the automatic conversion of all our outstanding simple agreements for future equity, or the SAFEs, in the aggregate amount of $19.3 million into 3,252,961 shares of common stock, (iii) the automatic conversion of $4.6 million in aggregate principal and unpaid interest amounts of convertible promissory notes into an aggregate of 762,689 shares of common stock, and (iv) the automatic conversion of $8.0 million in principal and unpaid interest of the outstanding loan with Shady Grove Road Investments, LLC into an aggregate of 1,477,778 shares of common stock, in each case immediately prior to the completion of this offering. 2.Contains 29,244 warrants to purchase common stock that will be cancelled upon the effectiveness of this offering if the offering price is below $12.70 per share; and 29,109 warrants to purchase common stock that will be cancelled upon the effectiveness of this offering if the offering price is below $12.01 per share. Pro-Forma as of December 31, 2025¹

Projected Development Timeline

	2026	2027	2028	2029	2030	2031
AKS-562c Obesity	• PoC in Target Disease Population • Close Partnership or Acquisition Deal					
AKS-701d Bladder Cancer	• Manufacturing expansion for USDA facility • Pre-license serial batches	• Pivotal safety and efficacy studies • **USDA Conditional Approval**				
AKS-619d Oncology	• PoC in Target Disease Population	• Pre-license serial batches	• Pivotal safety and efficacy studies	• **USDA Conditional Approval**	• Additional studies for expanded indications	• **USDA approval for expanded indications**
AKS-699 Atopic Dermatitis	• PoC in Target Disease Population		• Pre-license serial batches	• Pivotal safety and efficacy studies	• **USDA Conditional Approval**	
AKS-548d OA Chronic Pain		• PoC in Target Disease Population		• Pre-license serial batches	• Pivotal safety and efficacy studies	• FDA Full Approval (2032)

Our companion animal product candidates are in development and not approved by any regulatory authority. References in this graphic should not be taken assurances of successful development, regulatory approval, or future availability. Veterinary therapeutic R&D involves significant risks, including the successful completion of clinical trials, extensive testing, and regulatory approval. This information is provided for illustrative purposes only, and investors should not place undue reliance on it.

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